                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No.  )*

                               First Regional Bancorp**
                                   (Name of Issuer)

                              Common Stock, no par value
                            (Title of Class of Securities)

                                        33615C
                                    (CUSIP Number)

                          Christopher E. Edgecomb, Trustee
                                      of the
                       Christopher E. Edgecomb Living Trust
                               dated August 25, 1998
                             223 East De La Guerra Street
                              Santa Barbara, CA  93101
                                    (805) 963-1619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                   August 24, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Formerly Great American Bancorp.


CUSIP No. 33615C

1)   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person:
     Christopher E. Edgecomb, Trustee of the Christopher E. Edgecomb Living Trust Dated April 25, 1998

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions):
     PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ].

6)   Citizenship or Place of Organization:
     United States of America

     Number of Shares              7)   Sole Voting Power:  200,000

     Beneficially Owned            8)   Shared Voting Power:  0

     By Each Reporting             9)   Sole Dispositive Power:  200,000

     Person With                   10)  Shared Dispositive Power:  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     200,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [  ]

13)  Percent of Class Represented by Amount in Row (11):
     6.729%

14)  Type of Reporting Person (See Instructions):
     IN

                                  SCHEDULE 13D
                     CHRISTOPHER E. EDGECOMB , TRUSTEE OF
                   THE CHRISTOPHER E. EDGECOMB LIVING TRUST
                              DATED APRIL 25, 1998


1.   Security and Issuer.

     This statement relates to the Common Stock, no par value (the "Common Stock") of First Regional Bancorp. First Regional Bancorp was formerly named Great American Bancorp. The principal executive offices of First Regional Bancorp are located at 1801 Century Park East, Suite 800, Los Angeles, California 90067.

2.   Identity and Background.

     a.   Name:                    Christopher E. Edgecomb, Trustee of the
                                   Christopher E. Edgecomb Living Trust dated
                                   April 25, 1998

     b.   Business Address         223 East De La Guerra Street
                                   Santa Barbara, California  93101
     c.   Principal Occupation
          and Address:             Chief Executive Officer
                                   Star Telecommunications, Inc.
                                   223 East De La Guerra Street
                                   Santa Barbara, California  93101

     d.   Criminal Proceedings:    None

     e.   Civil Proceedings:       None

     f.   Citizenship:             United States of America

3.   Source and Amount of Funds or Other Consideration.

     In August 1998, Mr. Edgecomb, Trustee of the Christopher E. Edgecomb Living Trust, acquired 200,000 shares of the Common Stock of First Regional Bancorp, a California corporation ("FRB") for the sum of $1,800,000.
     These shares were purchased with Mr. Edgecomb's personal funds.

4.   Purpose of Transaction.

     The securities of the Issuer purchased by Mr. Edgecomb have been acquired for investment purposes only.

     a.   None.
     b.   None.

     c.   None.
     d.   None.
     e.   None.
     f.   None.
     g.   None.
     h.   None.
     i.   None.
     j.   None.

5.   Interest in Securities of the Issuer.

     a. The Christopher E. Edgecomb Living Trust owns 200,000 shares of the Common Stock (6.729% of all of the outstanding shares of the Common Stock).

     b. Mr. Edgecomb has the sole power to vote and the sole power to direct the disposition of the shares of the Common Stock referred to in Item 5a.

     c.   None.

     d.   None.

     e.   Not Applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Edgecomb, on behalf of the Christopher E. Edgecomb Living Trust, acquired the 200,000 shares of Issuer's common stock under a private placement of Issuer's securities. The private placement was made pursuant to a Subscription Agreement that contained terms designed to perfect exemptions from securities registration rules. The Subscription Agreement also contained standard provisions restricting on the transfer of shares acquired in the
private placement.   The Subscription Agreement is attached hereto as Exhibit
"A".

7.   Material to be Filed as Exhibits.

     a. A copy of the Subscription Agreement discussed in Item 6 is attached as Exhibit A.

                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  October 26, 1998       /s/ CHRISTOPHER E. EDGECOMB
                              ------------------------------------------------
                              Christopher E. Edgecomb, Trustee of the
                              Christopher E. Edgecomb Living Trust

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

                                SUBSCRIPTION AGREEMENT



First Regional Bancorp, a California corporation
1801 Century Park East, Suite 800
Los Angeles, California 90067

Gentlemen:

     1. SUBSCRIPTION. The undersigned (the "Subscriber"), desiring to become a SHAREHOLDER of First Regional Bancorp, a California corporation (the "Company"), hereby tenders this Subscription Agreement and applies to purchase that number of shares of no par value Common Stock of the Company (the "Shares") as shown on page 5 hereof at a purchase price of $9.00 per share.

     2. REPRESENTATION AND WARRANTIES. By executing this Subscription Agreement, Subscriber hereby acknowledges, understands, warrants, represents and agrees with the Company as follows:

          a. The Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings set forth in this Subscription Agreement in order to determine the suitability of Subscriber to make an investment in the Shares.

          b. The Shares have not been registered with or approved or disapproved by the Securities and Exchange Commission under the Securities Act of 1933, as amended, (the "Securities Act") and have not been registered or qualified under the securities laws of the State of California, or any other state. The offer and sale of Shares hereunder are made in reliance upon the exemptions from such registration and qualification contained in Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and in reliance upon the claim of exemption provided by Section 25102.1(d) of the California Corporate Securities Law of 1968, as amended ("CSL"), and consequently, the Shares may not be sold, transferred, assigned or otherwise disposed of without an effective registration or qualification under such federal and applicable state securities laws or pursuant to exemptions therefrom,

          c. The following legend will be placed on any certificate(s) or other document(s) evidencing the Shares:

          "THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED IN SECTION 4(2) OF THE ACT AND REGULATION D PROMULGATED UNDER THE ACT, AND THIS SECURITY HAS NOT BEEN QUALIFIED

          UNDER THE CALIFORNIA CORPORATE SECURITIES LAW OF 1968, AS AMENDED (THE "CSL"), IN RELIANCE ON THE EXEMPTION FROM QUALIFICATION PROVIDED BY SECTION 25102.1(d) THEREOF AND
          THE RULES PROMULGATED THEREUNDER THIS SECURITY HAS BEEN ACQUIRED FOR HOLDER'S OWN ACCOUNT AND NOT WITH A VIEW TO DISTRIBUTE IT TO THE PUBLIC. IT IS UNLAWFUL TO CONSUMMATE
          A SALE OR TRANSFER OF THIS SECURITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE ACT AND QUALIFIED UNDER THE CSL AND
          ANY OTHER APPLICABLE STATES' SECURITIES LAWS OR EXEMPTIONS
          FROM SUCH REGISTRATION OR QUALIFICATION ARE AVAILABLE. FURTHERMORE, NO OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION MAY TAKE PLACE WITHOUT THE PRIOR WRITTEN APPROVAL OF COUNSEL
          OF THE COMPANY BEING AFFIXED TO THIS CERTIFICATE WHICH
          APPROVAL SHALL BE BASED UPON COMPLIANCE WITH THE FEDERAL
          AND ALL APPLICABLE STATES' SECURITIES LAWS REGARDING THE AVAILABILITY OF EXEMPTIONS FROM REGISTRATION OR QUALIFICATION."

          d. The Company has no obligation or intention to register any Shares for resale or transfer under the Securities Act or any state securities laws or to take an action (including the filing of reports or the publication of information required by Rule 144 under the Securities Act) which would make available any exemption from registration requirements of any such laws.

          e. Subscriber has received and reviewed all requested materials and information concerning the Company prior to the execution of this Subscription Agreement including without limitation the Private Placement Memorandum dated July 29, 1998 which includes (i) the Annual Report to Shareholders for the year ended December 31, 1997; (ii) the Annual Report for the Company on Form 10-K for the year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; (iii) all Exhibits to each of the foregoing that Subscriber has requested; and (iv) a copy of the Company's definitive Proxy Statement for the 1998 Annual Meeting of Shareholders and the Supplement thereto and is familiar with and understands each of the foregoing. Subscriber has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the terms and conditions of this investment and to obtain any additional information, necessary in making the decision to purchase the Shares. Except as set forth herein, no representations or warranties have been made to Subscriber by the Company or any representative or agent of the Company and Subscriber understands that he is subscribing for Shares in the Company, only in reliance upon Subscriber's own investigation and due diligence with respect to the proposed investment in the Company.

          f. The Shares being acquired will be acquired for Subscribers own account and without a view toward the public distribution or resale thereof, and Subscriber has no contract, undertaking, agreement or arrangement to sell or otherwise transfer or dispose of any Shares or any portion thereof to any other person, and no person or entity other than Subscriber has a direct or indirect beneficial interest in the Shares.

          g. Subscriber will not sell or otherwise transfer or dispose of any Shares or any portion thereof unless Subscriber contains an opinion of counsel which is satisfactory to the Company that such Shares may be sold in reliance on an exemption from registration under the Securities Act and applicable state securities law requirements.

          h. Subscriber's overall commitment to this investment is not disproportionate to Subscriber's net worth, and Subscriber has adequate means of providing for current needs and personal contingencies and has no need for liquidity in this investment, and Subscriber is able to bear the substantial economic risks of the investment in the Shares, and at the present time can afford a complete loss of such investment.

          i. If an individual, Subscriber is of majority age under the laws of the State of California and under no disability with respect to entering into a contractual relationship with the Company by executing this Subscription Agreement.

          j. If an individual, Subscriber is a resident of the State of California, and if an entity, Subscriber's principal place of business is in the State of California.

          k.   Subscriber is one or more of the following:

                    (check the ones that are applicable)

          __X__ [i] A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his/her purchase exceeds $1,000,000 (exclusive of home, furnishings and automobiles);

          _____ [ii] A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

          _____ [iii] An entity in which all of the equity owners are persons specified in paragraph (i), [i] or [ii] above;

          _____ [iv] A natural person or an entity who either alone or with the Subscriber's purchaser representative(s)(*) has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of the prospective investment in the Shares.

          l. Subscriber agrees that this Subscription Agreement shall be enforced, governed and construed in accordance with the laws of the State of California.

          m. Subscriber will not construe, and acknowledges that he has not construed, any information or materials provided by the Company as constituting legal, tax or investment advice, and therefore Subscriber should consult, or has consulted, Subscriber's own attorney, accountant or any other expert advisor with regard to legal, tax and other matters relating to this investment in the Shares.

NO SUBSCRIPTION WILL BE PROCESSED UNLESS ACCOMPANIED BY PAYMENT IN FULL EITHER BY CHECK PAYABLE TO FIRST REGIONAL BANCORP OR BY WIRE FUNDS TRANSFER TO FIRST REGIONAL BANK ABA #122037760, FOR CREDIT TO FIRST REGIONAL BANCORP, ATTENTION:
THOMAS E. MCCULLOUGH.

Number of Shares Subscribed For:

Aggregate Dollar Amount of Shares
($9.00 times number of Shares subscribed for):

NAME IN WHICH SHARE CERTIFICATE IS TO BE ISSUED:

The Christopher E. Edgecomb Living Trust Dated April 25, 1998
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
(Specify joint tenancy, community property, tenancy in common, etc.)


--------------------------------------------------------------------------------
(Title or capacity of signing party if Subscriber is a corporation, trust or other form of business organization.)



----------------------

(*) A purchaser representative is any person who (i) is not an affiliate, director, officer, employee or beneficial owner of 10% or more of the Company's issued and outstanding Common Stock, (ii) has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of the prospective investment in the Shares, (iii) is acknowledged by the Subscriber in writing during the course of the transactions, to be the subscriber's purchaser representative in connection with the prospective investment in the Shares, and (iv) discloses in writing to the Subscriber prior to the sale of any material relationship between the purchaser representative and the Company or its affiliates.

PLEASE TYPE OR PRINT THE FOLLOWING INFORMATION:


 Christopher E. Edgecomb
-------------------------------------------------------------------------------
Full name(s) of Subscriber


Social Security or Tax Payer Identification Number of Subscriber:(OMITTED)    .
                                                                 -------------
     1998
------------------------------------------------
Taxable year if other than a calendar year.

 4321 Marina Drive, Santa Barbara, CA  93110
------------------------------------------------
Address of Permanent Residence

_____ I hereby acknowledge and certify that the box provided herein, under penalty of perjury, that I am NOT subject to backup withholding under the provisions of Section 340(a)(1)(C) of the Internal Revenue Code.


/s/ Christopher E. Edgecomb        Date:          8/12 , 1998
------------------------------           -------------
Subscriber's Signature


--------------------------------
Title or Capacity if Subscriber
is a corporation, partnership
or other form of business
organization.(**)








----------------------

(**)      If Subscriber is a corporation, trust or other form of business organization, please provide the address of the Subscriber's principal office in lieu of permanent residence address.